

January 21, 2015

Via E-mail
Kenneth S. Esterow
Chief Executive Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

> **Re:** **Bankrate, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35206**

Dear Mr. Esterow:

We have reviewed your response dated December 9, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements, page 50

Note 2 – Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

1. We note your response to comment 2 from our letter dated November 6, 2014. With respect to credit card lead generation revenue, please clarify the following points:

    •   We note your statement that the revenue you earn from the credit card issuer is generated in three ways. Please quantify the amount of revenue earned from each method.

- Please refer to the third way in which you earn revenue from credit card lead generation. Please help us understand if you earn this revenue regardless of whether an internet user clicks on a credit card advertisement.

- Please help us better understand why you believe you are the primary obligor when revenue is earned upon approval of a user for a credit card or upon completion of a credit card application. Tell us what consideration you have given to the fact that certain actions, such as credit card approval, are necessary to recognize revenue and these actions are not performed by you.

2. We note your response to comment 3 from our letter dated November 6, 2014. With respect to banking click and call revenue, please clarify the following points:

- Please clarify for us when revenue is generated for both clicks and calls. For example it is unclear if click revenue is generated when a consumer first clicks on a co-branded or third party website or if the consumer must make a subsequent click or otherwise take an action on the advertiser's landing page in order for revenue to be generated. For call revenue, it is unclear if a call with an advertiser must be completed in order for revenue to be generated. If this is true, please tell us why you believe you are the primary obligor in the arrangement given that you are not the party talking to the consumer during the call.

- Please clarify for us if you pay co-branded or third party websites for use of their space, regardless of whether you generate revenue from consumers.

- Please tell us how you choose which banking advertisers appear in your tables on co-branded or third party affiliates' websites. Also confirm our assumption, if true, that partner sites have no ability to dictate which banking advertisers appear in these tables.

3. We note your response to comment 3 from our letter dated November 6, 2014. With respect to insurance click and call revenue, your response appears to indicate that internet users may go through a funneling process similar to that described for banking click and call. In this regard, it appears that users may select the type of insurance product they are interested in and possibly provide other personal information prior to being shown the link to obtain an insurance rate. Based on this description, it appears that an internet user may make multiple clicks as part of this process. Please explain to us in more detail which click triggers your obligation to pay the affiliate publisher and which click generates revenue for you. Also explain to us whether the clicks that trigger your obligation to pay affiliates or generate revenue for you can occur on third party or co-branded websites or whether they occur on your website as a result of earlier clicks that redirected the end user to your own website. For revenue generated from calls, explain to us whether revenue is generated when the phone number is displayed to an internet user or whether the internet user must complete a call with an advertiser in order for you to

generate revenue. If the latter, please tell us why you believe you are the primary obligor in the arrangement given that you are not the party talking to the consumer during the call.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief